Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 8, 2008

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the "Company")

Suite 1188 – Bentall 5

550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Item 2.	Date of Material Change

May 1, 2008

Item 3.	News Release

The Company filed its news release #08-09 dated May 1, 2008 on SEDAR and disseminated the same via CCN Matthews.

Item 4.	Summary of Material Change

The Company announced their first quarter 2008 financial and operational results.

Item 5.	Full Description of Material Change

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation is pleased to report on the Company's financial and operational results for the first quarter ended March 31, 2008. “This was an excellent quarter for us, thanks to record sales at our Tanjianshan mine in China, a successful and smooth resumption of production from our Kisladag mine in Turkey, strong gold prices and lower production cost,” said Wright. “Looking ahead, we plan to commence construction at Efemçukuru in Turkey in Q2; we’re on track for commissioning the Vila Nova Iron Ore project in Brazil and our exploration work plans for 2008 are underway.”

2008 Highlights

•	Reported earnings of $0.06 per share
•	Produced 67,234 ounces of gold from our operations at an average cash cost of $213 per ounce
•	Resumed operations on March 6, 2008 at our Kişladağ gold mine and ramped up quickly to produce 27,228 ounces of gold during March

•	Sold 73,604 ounces of gold from our Tanjianshan and Kişladağ mines at a realized average price of $933 per ounce
•	Signed a Memorandum of Understanding for the sale of iron ore produced from our Vila Nova Iron Ore project in Brazil to BHP Billiton
•	Obtained at our Efemçukuru project, the user rights for all forestry land within the project boundary
•	Announced our intention to make an offer to acquire all the outstanding shares of Frontier Pacific Mining Corporation.

Financial Results

Our consolidated net income for Q1 2008 was $20.7 million or $0.06 per share compared with net income of $12.6 million or $0.04 per share in Q1 2007. The increase in net income resulted from record sales from our Tanjianshan mine, higher gold prices, lower costs and strong production and sales in March from our restarted Kisladag mine. In Q1 2008, we sold 73,604 ounces of gold at an average price of $933 per ounce, compared to 64,177 ounces at an average price of $647 per ounce in Q1 2007.

Operating Performance

Kisladag

We reopened the Kisladag mine on March 6, 2008 and quickly achieved full mine production. In the month of March we placed 529,480 tonnes of ore on the leach pad at an average grade of 1.18 g/t of gold. We produced 27,228 ounces of gold at a cash operating cost of $217 per ounce in Q1 2008 and sold 23,219 ounces of gold at an average price of $965 per ounce. We continue to forecast 2008 production of approximately 190,000 ounces at a cash cost of $222 per ounce.

Tanjianshan

We produced 40,006 ounces of gold at a cash cost of $211 per ounce in Q1 2008 and sold 50,475 ounces of gold at an average price of $919 per ounce. We spent $6.6 million on capital expenditures, primarily relating to the sulfide ore processing project to treat ore from the newly opened Jinlonggou pit. The construction has progressed with 500,000 man hours worked without a lost time accident. During the quarter, we also made the transition to contractor mining, which will lower our overall unit mining costs. We forecast 2008 production of approximately 109,000 ounces at a cash cost of $289 per ounce.

Development

Efemçukuru

With the forestry permit approvals in place, the Company is now positioned to commence construction activities and plans to begin access road development and site clearing. We expect to acquire all the remaining privately owned land required for the project in a timely manner.

Vila Nova Iron Ore

We continued construction activities at the Vila Nova Iron Ore project in anticipation of shipping lump ore and sinter fines in Q1 2009. We signed a Memorandum of Understanding with BHP Billiton for the sale of all lump ore and sinter fines for the first three years of production and are negotiating the terms of the Long Term Supply Agreement with BHP Billiton.

Exploration

2

Exploration expense for Q1 2008 was $2.2 million (Q1 2007 – $2.8 million). Our exploration activities focused on our properties in Turkey, Brazil and China.

Exploration –Turkey

At Efemçukuru we began a soil sampling program designed to generate targets outside the main ore zone. Permits for drill roads have been obtained and we are designing a drilling program that will target the North Ore Shoot, which currently has only inferred resources and limited drilling. Best results from the North Ore Shoot in 2007 included 5.02 meters (true width) at 12.52 g/t Au.

A drill program (+13,000 meters) has been planned for Kisladag and will start in Q2 2008. This program is designed to follow up on results obtained in 2007 that saw significant increases to both the resources and reserves at the mine. The focus of the 2008 program will be to convert inferred resources to measured and indicated and to explore areas in which the mineralization is still open at depth and on the flanks of the deposit.

We obtained four new licenses through the auction process during the quarter and conducted additional mapping and soil sampling on the Biga Peninsula properties. Regional reconnaissance work is continuing in other parts of Turkey to identify and acquire new targets.

Exploration –Brazil

Exploration in Brazil consisted of support for the Vila Nova Iron Ore project and project evaluations in various prospective areas.

Exploration –China

During Q1 2008, our geologists from the Beijing regional exploration office evaluated projects in northern and western China. At Tanjianshan, preparation for a busy field season has begun. We commenced detailed mapping on several areas, including north and south of the current Qinlongtan pit, to identify extensions to the high grade ore zone that will be drill targets during the upcoming drilling campaign. A structural review is underway on the targets in the vicinity of the Jinlonggou pit; we drilled some of these targets in 2007 and will continue drilling in 2008. These targets are peripheral to the currently designed pit in Jinlonggou and are a high priority in the upcoming program.

Acquisitions

On April 21, 2008, we announced the intention to make an offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“FRP”). The proposed transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis). FRP shareholders will receive 0.122 common shares of Eldorado for every common share FRP.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, China and surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

3

PRODUCTION HIGHLIGHTS1

	First Quarter 2008	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Gold Production
Total Ounces Produced	67,234	88,780	98,970	61,385	32,000
Commercial Production	67,234	76,288	98,970	61,385	32,000
Cash Operating Cost ($/oz)1, [4]	213	220	259	228	216
Total Cash Cost ($/oz)[2,4]	268	233	287	264	262
Total Production Cost ($/oz)[3,4]	393	270	332	335	522
Realized Price ($/oz - sold)	933	647	664	667	774
Kişladağ Mine, Turkey
Commercial Production	27,228	43,601	68,095	23,610	-
Tonnes to Pad	529,480	1,849,330	1,872,691	825,839	-
Grade (grams / tonne)	1.18	1.27	1.32	1.52	-
Cash Operating Cost ($/oz)[4]	217	192	187	191	-
Total Cash Cost ($/oz)[2,4]	218	194	190	194	-
Total Production Cost ($/oz)[3,4]	246	225	221	234	-
Tanjianshan Mine, China[5]
Total Ounces Produced	40,006	39,252	29,135	37,775	32,000
Commercial Production	40,006	26,760	29,135	37,775	32,000
Tonnes Milled	223,395	142,859	237,909	202,641	173,945
Grade (grams / tonne)	6.83	7.17	4.41	6.87	7.20
Cash Operating Cost ($/oz)[4]	211	260	440	251	216
Total Cash Cost ($/oz)[2,4]	302	291	522	307	261
Total Production Cost ($/oz)[3,4]	493	356	616	397	526
São Bento Mine, Brazil
Commercial Production	-	5,927	1,740	-	-
Tonnes Milled	-	20,069	-	-	-
Grade (grams / tonne)	-	8.88	-	-	-
Cash Operating Cost ($/oz)[4]	-	245	80	-	-
Total Cash Cost ($/oz)[2,4]	-	252	132	-	-
Total Production Cost ($/oz)[3,4]	-	211	(50)	-	-

[1]	Cost figures calculated in accordance with the Gold Institute Standard.
[2]	Cash Operating Costs, plus royalties and the cost of off-site administration.
[3]	Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.
[4]	Cash operating, total cash and total production costs are non-GAAP measures. See the section "Non-GAAP Measures" of this MD&A.
[5]	The Tanjianshan gold mine commenced commercial production on February 1, 2007.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of US dollars)

	March 31,	December 31,
	2008	2007
	$	$
Assets

Current assets
Cash and cash equivalents	79,948	46,014
Restricted cash (note 3)	71,010	65,710
Accounts receivable and other	31,188	30,335
Inventories	52,938	57,525
Derivative contract (note 8)	2,217	2,956
Future income taxes	957	959
	238,258	203,499
Restricted cash (note 3)	8,300	8,300
Mining interests	381,950	377,705
Other	2,238	2,238
	630,746	591,742

Liabilities

Current liabilities
Accounts payable and accrued liabilities	48,876	39,943
Debt - current	70,850	65,422
Current portion of asset retirement obligations	1,896	509
	121,622	105,874
Debt - long-term	139	139
Contractual severance obligations	1,248	1,479
Asset retirement obligations	6,384	8,290
Future income taxes	27,088	26,781
	156,481	142,563

Shareholders’ Equity

Share capital (note 4(a))	754,788	753,058
Contributed surplus (note 4(b))	16,223	13,083
Accumulated other comprehensive income (loss) (note 4(c))	(307	214
Deficit	(296,439)	(317,176)
	474,265	449,179
	630,746	591,742
Subsequent event (note 10)

Approved on behalf of the Board of Directors

(Signed) Robert Gilmore              Director                (Signed) Paul N. Wright          Director

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the three months ended March 31,

(Expressed in thousands of US dollars except per share amounts)

	2008	2007
	$	$
Revenue
Gold sales	68,675	41,548
Interest and other income	3,844	1,940
	72,519	43,488

Expenses
Operating costs	19,819	15,065
Depletion, depreciation and amortization	8,824	3,108
General and administrative	9,794	7,426
Exploration	2,191	2,796
Mine standby costs	2,433	-
Accretion of asset retirement obligation	133	80
Foreign exchange loss (gain)	854	(565)
Gain on disposal of assets	(24)	(3,477)
Interest and financing costs	1,028	775
Unrealized loss on derivative contract	739	-
	45,791	25,208
Income before income taxes	26,728	18,280

Income tax expense
Current	(5,682)	(22)
Future	(309)	(5,676)
	(5,991)	(5,698)
Net income for the period	20,737	12,582

Deficit, beginning of period	(317,176)	(353,470)
Deficit, end of period	(296,439)	(340,888)

Weighted average number of shares outstanding
Basic	344,542	341,435
Diluted	345,902	344,161

Earnings per share
Basic income per share - US$	0.06	0.04
Diluted income per share - US$	0.06	0.04

Basic income per share - Cdn$	0.06	0.04
Diluted income per share - Cdn$	0.06	0.04

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

	2008	2007
	$	$
Cash flows generated from (used in):

Operating activities
Net earnings for the period	20,737	12,582
Items not affecting cash
Accretion of asset retirement obligation	133	80
Contractual severance expense	-	598
Depletion, depreciation and amortization	8,824	3,108
Unrealized foreign exchange loss	418	148
Future income taxes	309	5,676
Gain on disposal of assets	(24)	(3,477)
Imputed interest and financing costs	10	16
Stock-based compensation	4,882	3,094
Unrealized loss on derivative contract	739	-
	36,028	21,825
Property reclamation payments	(652)	(1,183)
Contractual severance payments	(231)	(1,612)
Changes in non-cash working capital (note 6)	11,898	(6,337)
	47,043	12,693
Investing activities
Mining interests
Capital expenditures	(10,296)	(13,940)
Sales proceeds	221	703
Available-for-sale securities
Purchases	(1,792)	-
Disposals	263	-
Pre-production gold sales capitalized in mining interests	-	10,052
Non-producing properties under development	(2,418)	(2,959)
Value added taxes recoverable on mining interests	-	1,077
Restricted cash	(5,300)	(7,231)
	(19,322)	(12,298)
Financing activities
Capital stock
Issuance of common shares for cash	1,213	822
Debt
Proceeds	5,000	-
	6,213	822
Net increase in cash and cash equivalents	33,934	1,217
Cash and cash equivalents - beginning of period	46,014	59,967
Cash and cash equivalents - end of period	79,948	61,184
Supplementary cash flow information (note 6)

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

	2008	2007
	$	$

Net earnings for the period ended March 31,	20,737	12,582

Other comprehensive income (loss)
Net unrealized gains (losses) on available-for-sale investment (note 4(c))	(521)	39

Comprehensive income for the period ended March 31,	20,216	12,621

Notes attached form part of this release.

Item 6.	Reliance on 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer
Name of Executive Officer:	Dawn Moss
Corporate Secretary
Telephone Number:	(604) 601 6655
Item 9.	Date of Report

May 5, 2008.

ELDORADO GOLD CORPORATION
By:	/s/ Dawn Moss
Name: Dawn Moss Title: Corporate Secretary

1.        Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado”, “the Company” or “we”) is a gold exploration, development, mining and production company. Eldorado has ongoing exploration and development projects in Brazil, China and Turkey. On July 1, 2006, Eldorado began production in Turkey and on February 1, 2007, Eldorado began production in China. Production at the Kisladag mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the remainder of 2007. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. Production operations at the São Bento mine in Brazil ceased in the second quarter of 2007 and the mine is in reclamation.

With the exception to changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements have been prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used in the preparation of Eldorado’s audited consolidated financial statements for the year ended December 31, 2007. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2007.

In the opinion of Management, Eldorado has made all adjustments necessary to present fairly the consolidated financial position as at March 31, 2008 and the consolidated results of operations, cash flows and comprehensive income for the three-month period then ended. These interim results are not necessarily indicative of the results for a full year.

2.	Changes in accounting policies and new accounting developments

Capital Disclosure – Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures”, which requires disclosure of qualitative and quantitative information that enables the users to evaluate the Company’s objectives, policies and processes for managing capital as well as the implications of non-compliance. Disclosures required by this standard are included in note 7.

Inventories – Section 3031

Effective January 1, 2008, the Company adopted Section 3031 “Inventories”. This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

2.	Changes in accounting policies and new accounting developments (continued)

Financial Instruments – Disclosures, Section 3862

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 8.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

Goodwill and intangible assets – Section 3064

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, will be withdrawn. This will result in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. We are currently assessing the impact of this standard on our consolidated financial statements.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral:

	March 31, 2008 $	December 31, 2007 $
Current:
Collateral account against the HSBC bank loan – Turkey	60,000	55,000
Collateral account against the HSBC bank loan – China	10,800	10,500
Electricity deposit	210	210
	71,010	65,710

Non-current:
Environmental guarantee deposit	8,300	8,300
	8,300	8,300

The environmental guarantee deposit is held on account with a Turkish bank under environmental and pollution guarantees required by the Turkish Ministry of the Environment. The funds are invested at prevailing bank rates. Interest earned on these deposits is included in interest and other income as presented in the Consolidated Statements of Operations.

Shareholders’ equity

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2008, there were no non-voting common shares outstanding.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

Voting common shares	Number of shares	Amount $

Balance, December 31, 2007	344,208,540	753,058

Estimated fair value of share options exercised	-	517
Shares issued upon exercise of share options, for cash	391,154	1,213

Balance, March 31, 2008	344,599,694	754,788

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2007	11,989	1,094	13,083

Non-cash stock-based compensation	3,657	-	3,657
Options exercised, credited to share capital	(517)	-	(517)

Balance, March 31, 2008	15,129	1,094	16,223

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) is comprised as follows:

$

Balance, December 31, 2007	214

Unrealized (losses) on available-for-sale investment	(460)
Realized (gains) on sale of available-for-sale investment transferred to net income	(61)

Balance, March 31, 2008	(307)

Stock-based compensation

Share option plans

The continuity of share purchase options outstanding is as follows:

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)
	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2007	5.36	8,224,279	3.1
Granted	6.44	2,808,000
Exercised	3.10	(391,154)

Balance, March 31, 2008	5.73	10,641,125	3.4

At March 31, 2008, 6,691,534 share purchase options (December 31, 2007 – 5,064,193) with a weighted average exercise price of Cdn$5.37 (December 31, 2007 – Cdn$4.64) had vested and were exercisable.

Options outstanding at March 31, 2008 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$1.00 to $2.99	100,000	0.1	1.90	100,000	1.90
$3.00 to $3.99	2,387,000	1.3	3.58	2,387,000	3.58
$4.00 to $4.99	325,000	1.9	4.61	233,333	4.52
$5.00 to $5.99	1,718,625	3.6	5.41	858,537	5.47
$6.00 to $6.99	2,983,000	4.8	6.43	1,027,664	6.41
$7.00 to $7.12	3,127,500	4.0	7.12	2,085,000	7.12

	10,641,125	3.4	5.73	6,691,534	5.37

5.	Stock-based compensation (continued)

Stock-based compensation expense

Stock-based compensation expense incurred to March 31, 2008 has been included in the undernoted expenses in the consolidated statement of earnings and deficit as follows:

	Three months ended
	2008 $	2007 $

Operating costs	434	649
Exploration	553	361
General and administrative	2,670	2,084

	3,657	3,094

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

Bonus Cash Award Units plan

As of March 31, 2008, the Company had awarded 587,500 Bonus Cash Award Units (“BCAUs”) with a vesting date of February 8, 2008 and 587,500 BCAUs with a vesting date of February 8, 2009. All BCAUs were unexercised at March 31, 2008. The carrying value of BCAUs at March 31, 2008 was $1,703, and is reflected in accrued liabilities on the balance sheet. The related cost in the amount of $1,225 is reflected in “general and administrative expense” in the Consolidated Statements of Operations and Deficit.

Supplementary cash flow information

	Three months ended
	2008 $	2007 $

Changes in non-cash working capital
Accounts receivable and prepaids	179	(338)
Inventories	2,657	(5,809)
Accounts payable and accrued liabilities	9,062	(190)

	11,898	(6,337)

Supplementary cash flow information
Income taxes paid	-	-
Interest paid	-	215

Capital disclosure

Eldorado’s objectives when managing capital are as follows:

a)	to safeguard its ability to continue as a going concern,
b)	to have sufficient capital to be able to develop its mining projects and take them into production,
c)	to meet external capital requirements on its credit facilities.

The Company monitors capital based on the debt to adjusted capital ratio. Debt is total debt shown on the balance sheet. Adjusted capital comprises all components of shareholders’ equity, which includes accumulated comprehensive income, share capital, contributed surplus and deficit.

Eldorado’s strategy is to keep the debt to adjusted capital ratio below 40%. The debt to adjusted capital ratio at March 31, 2008 and December 31, 2007 was 14.99% and 14.60% respectively.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

Financial instruments

a)	Fair Value

The fair value of financial instruments at March 31, 2008 and December 31, 2007 is summarized as follows:

	March 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value

	$	$	$	$
Financial Assets

Held for trading
Cash and cash equivalents	79,948	79,948	46,014	46,014
Restricted cash	79,310	79,310	74,010	74,010
Accounts receivable and other	28,521	28,521	28,720	28,720
Derivative contract	2,217	2,217	2,956	2,956

Available for sale
Accounts receivable and other	2,667	2,667	1,615	1,615

Financial Liabilities

Accounts payable and accrued liabilities	48,876	48,876	39,943	39,943
Debt	70,989	70,989	65,561	65,561

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

8.	Financial instruments (continued)

Derivative financial instruments are reported at fair value, with unrealized gain or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from the markets.

The derivative contract fair value was calculated based on a capital asset pricing model (“CAPM”) to estimate the forward price of Brazilian electricity for 2008, adjusted by the Brazilian real and US dollar forward exchange rates and then discounted for time value.

CAPM estimates the risk-adjustment applied to spot electricity prices as a means of deriving a forward price.

We used the following assumptions when calculating the fair value of this contract:

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

Quantity of energy to purchase	59,267.90 MWh
Set price per contract	$24.50/MWh
Spot price in Brazilian real – January 2008	R$502.45/MWh
Forward price of energy (range)	$111.78/MWh – $54.75/MWh
US treasury yield (range)	2.90% – 3.31%

b)	Financial risk management

The Company’s activities expose it to a variety of financial risks, including credit risk, foreign exchange risk, interest rate risk, liquidity risk and gold price risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by ratings agencies.

Currency risk

The Company operates in numerous countries, including Canada, Turkey, China and Brazil, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Eldorado’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars, Turkish liras, Chinese renminbi and Brazilian real) and are therefore subject to fluctuation against the US dollar.

We had the following balances in foreign currency as at March 31, 2008:

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

8.	Financial instruments (continued)

	Canadian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	3,167	103	1,413	254,767	4,353
Accounts receivable	4,405	4	15,987	56,276	9,720
Accounts payable and accrued liabilities	(3,149)	(75)	(6,281)	(196,434)	(17,954)
Debt	-	-	-	(73,500)	-
Net balance	4,423	32	11,119	41,109	(3,881)

Equivalent in US dollars	4,358	52	8,663	5,831	(2,221)

Based on the balances as at March 31, 2008, a 1% increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $167 in earnings before income. There would be no effect in other comprehensive income.

Our cash flows from our Chinese operations are exposed to foreign exchange risk, as commodity sales are set in US dollars and the majority of operating expenses are in Chinese renminbi.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is not exposed to interest rate cash flow risk as the interest rate has been fixed at the time of each drawdown.

Gold price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. We have elected not to actively manage our exposure to gold price risk at this time. From time-to-time, we may use commodity price contracts to manage our exposure to fluctuations in gold price.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. Eldorado’s other price risk includes equity price risk and energy price risk, whereby the Company’s investments in trading and available for sale securities and derivative contracts, respectively, are subject to market price fluctuation.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances, and by appropriately using its lines of credit. Our treasury department monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

As at March 31, 2008, Eldorado had $55,501 of purchase obligations with respect to its normal course of business for the remainder of 2008.

Segmented information

During the period ended March 31, 2008, the Company had four reporting segments. The Brazil reporting segment includes the reclamation activities of the São Bento mine and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kisladag mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the TJS mine and exploration activities in China. The corporate reporting segment includes the operations of the Company’s corporate office.

	March 31, 2008
	Turkey $	China $	Brazil $	Corporate $	Total $
Net mining interests
Producing or under construction	179,500	147,620	7,816	921	335,857
Non-producing	39,838	-	6,255	-	46,093

	219,338	147,620	14,071	921	381,950

	December 31, 2007
	Turkey $	China $	Brazil $	Corporate $	Total $
Net mining interests
Producing or under construction	175,888	149,267	7,919	956	334,030
Non-producing	38,358	-	5,317	-	43,675

	214,246	149,267	13,236	956	377,705

Operations

	For the three months ended March 31, 2008
	Turkey $	China $	Brazil $	Corporate $	Total $
Revenue
Gold sales	22,314	46,361	-	-	68,675
Interest and other income	89	95	2,768	892	3,844
	22,403	46,456	2,768	892	72,519
Expenses except the undernoted	10,794	14,907	1,129	7,946	34,776
Depletion, depreciation and amortization	889	7,852	-	83	8,824
Exploration	1,243	92	448	408	2,191

Income (loss) before tax	9,477	23,605	1,191	(7,545)	26,728
Income tax recovery (expense)	(1,703)	(3,919)	(352)	(17)	(5,991)

Net income (loss)	7,774	19,686	839	(7,562)	20,737

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of US dollars, unless otherwise stated)

9.	Segmented information (continued)

	For the three months ended March 31, 2007
	Turkey $	China $	Brazil $	Corporate $	Total $
Revenue
Gold sales	30,413	8,860	2,275	-	41,548
Interest and other income	625	30	113	1,172	1,940
	31,038	8,890	2,388	1,172	43,488
Expenses except the undernoted	11,238	4,405	1,660	5,478	22,781
Depletion, depreciation and amortization	1,303	1,736	-	69	3,108
Exploration	1,478	233	1,085	-	2,796
Gain on disposal of assets	-	-	(3,341)	(136)	(3,477)

Income (loss) before tax	17,019	2,516	2,984	(4,239)	18,280
Income tax recovery (expense)	(4,703)	-	(973)	(22)	(5,698)

Net income (loss)	12,316	2,516	2,011	(4,261)	12,582

Subsequent event

On April 21, 2008, we announced the intention to make an offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (“FRP”). The proposed transaction is valued at approximately C$148 million (or C$157 million on a fully diluted basis). FRP shareholders will receive 0.122 common shares of Eldorado for every common share of FRP.

In the event that a consensual transaction cannot be reached, Eldorado will take its proposal directly to FRP’s shareholders by commencing a takeover bid to acquire 100% of the outstanding shares of FRP. Eldorado has executed a lock-up agreement with FRP’s largest shareholder, Dundee Precious Metals, Inc., under which Dundee has agreed to tender 41,942,800 shares, or approximately 25.5% of FRP’s outstanding common shares, pursuant to the proposed takeover bid of FRP by Eldorado.

Full details of the offer will be included in a formal offer and the takeover bid circular to be filed with securities regulatory authorities and mailed to FRP shareholders. The offer will be open for acceptance for at least 35 days following the start of the offer. The offer will be subject to certain conditions, including receipt of all necessary regulatory clearances in Greece, absence of material adverse changes and acceptance of the offer by FRP shareholders owning not less than 66 2/3% of the FRP common shares on a fully diluted basis. Once the 66 2/3% acceptance level is met, Eldorado intends, but is not required, to take steps to acquire all of the outstanding FRP common shares.